Exhibit 3iii

ARTICLES OF AMENDMENT OF
RESTATED ARTICLES OF INCORPORATION
OF
TENNANT COMPANY

The undersigned, the Secretary of Tennant Company, a Minnesota corporation (the “Company”), hereby certifies that the following resolutions were duly adopted on April 25, 2018, pursuant to the Minnesota Business Corporation Act, Chapter 302A, Minnesota Statutes, and the Bylaws of the Company:

RESOLVED, that Article X of the Company’s Restated Articles of Incorporation be, and the same hereby is, added in its entirety to read as follows:

ARTICLE X

Subject to the rights, if any, of the holders of one or more classes or series of preferred or preference stock issued by the Corporation, voting separately by class or series to elect directors in accordance with the terms of such preferred or preference stock, each director shall be elected at a meeting of shareholders by the vote of the majority of the votes cast with respect to the director, provided that directors shall be elected by a plurality of the votes present and entitled to vote on the election of directors if the number of nominees exceeds the number of directors to be elected. For purposes of this Article X, action at a meeting shall mean action at a meeting which satisfies the notice and quorum requirements imposed by the bylaws of the Corporation, except as otherwise provided by law, and a majority of the votes cast means that the votes entitled to be cast by the holders of all voting shares (as defined in Article VII) that are voted "for" a director must exceed the votes entitled to be cast by the holders of all voting shares that are voted "against" that director.

Date:	May 1, 2018	/s/ Jeffrey L. Cotter
Jeffrey L. Cotter, Secretary